SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                           ---------------------

                                SCHEDULE 13D
                               (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO. 1)


                         AMERUS LIFE HOLDINGS, INC.
                              (NAME OF ISSUER)

                     CLASS A COMMON STOCK, NO PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                   030732
                               (CUSIP NUMBER)


                          JOSEPH K. HAGGERTY, ESQ.
                              GENERAL COUNSEL
                         AMERUS LIFE HOLDINGS, INC.
                             699 WALNUT STREET
                           DES MOINES, IOWA 50309
                               (515) 362-3600
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              December 2, 1998
          (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on following pages)


 CUSIP NO. 030732       13D
 --------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          AmerUs Group Co.
          42-1459713
 --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
          [  ]  (a)
          [  ]  (b)
 --------------------------------------------------------------------------
 3   SEC USE ONLY

 --------------------------------------------------------------------------
 4   SOURCES OF FUNDS*
          WC
 --------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                               [ ]
 --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Iowa
 --------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                 17,390,165 (includes 5,000,000 shares of
       NUMBER OF                 Class B Common Stock of the Issuer)
        SHARES           --------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER           -0-
     OWNED BY EACH       --------------------------------------------------
       REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON WITH                 17,390,165 (includes 5,000,000 shares of
                                 Class B Common Stock of the Issuer)
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER  -0-
 --------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,390,165 (includes 5,000,000 shares of Class B Common Stock of the Issuer)
 --------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

 --------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.99% (includes 5,000,000 shares of Class B Common Stock of the Issuer)
 --------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
          HC, CO
 --------------------------------------------------------------------------
 *     SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 030732       13D
 --------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          American Mutual Holding Company
          42-1458424
 --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
          [  ]  (a)
          [  ]  (b)
 --------------------------------------------------------------------------
 3   SEC USE ONLY

 --------------------------------------------------------------------------
 4   SOURCES OF FUNDS*
           N/A
 --------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                               [ ]
 --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Iowa
 --------------------------------------------------------------------------
                              7    SOLE VOTING POWER           -0-
      NUMBER OF               ---------------------------------------------
       SHARES                 8    SHARED VOTING POWER         -0-
    BENEFICIALLY              ---------------------------------------------
    OWNED BY EACH             9    SOLE DISPOSITIVE POWER      -0-
     REPORTING                ---------------------------------------------
    PERSON WITH               10   SHARED DISPOSITIVE POWER    -0-

 --------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,390,165 (includes 5,000,000 shares of Class B Common Stock of the Issuer)
 --------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

 --------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.99% (includes 5,000,000 shares of Class B Common Stock
          of the Issuer)
 --------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
          HC, CO
 --------------------------------------------------------------------------
 *     SEE INSTRUCTIONS BEFORE FILLING OUT!




                             SCHEDULE 13D

 ITEM 1.   SECURITY AND ISSUER.

           This statement relates to the Class A Common Stock, no par value (the "AmerUs Class A Common Stock"), of AmerUs Life Holdings, Inc., an Iowa corporation ("Issuer" or "AmerUs"). The address of the principal executive offices of the Issuer is 699 Walnut Street, Des Moines, Iowa.

 ITEM 2.   IDENTITY AND BACKGROUND.

           (a)-(c), (f)   This statement is filed on behalf of American
 Mutual Holding Company, an Iowa mutual insurance holding company ("AMHC"), and AmerUs Group Co., an Iowa corporation and a wholly owned subsidiary of AMHC ("AmerUs Group"). AMHC is a mutual insurance holding company and AmerUs Group is the controlling shareholder of AmerUs and also the owner of various other businesses which operate primarily in the real estate sector. The address of the principal business and offices of each of AmerUs Group and AMHC is 699 Walnut Street, Des Moines, Iowa. The required information concerning directors and executive officers of AMHC and AmerUs Group is set forth on Schedule 1 hereto.

           (d)-(f) During the last five years, neither AmerUs Group nor AMHC nor, to their knowledge, any of the persons listed on Schedule 1 hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceedings have they been or are they subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violations with respect to such laws.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           In 1995, the Board of Directors of AmerUs' predecessor adopted the plan of reorganization (the "AmerUs Reorganization Plan"), pursuant to which AMHC was formed as a mutual insurance holding company and AmerUs' predecessor was converted into a stock life insurance company and its name was changed to AmerUs Life Insurance Company ("AmerUs Life").

           As part of the AmerUs Reorganization Plan, all of the shares of capital stock of AmerUs Life were issued to AMHC. Subsequently, AMHC contributed all of its shares of capital stock of AmerUs Life to AmerUs Group, which contributed such shares to AmerUs, AmerUs Group's wholly-owned subsidiary. Under this structure, AmerUs is an intermediate holding company, with AmerUs Group as its direct controlling shareholder, AMHC as its ultimate parent, and AmerUs Life as its wholly-owned subsidiary. Under Iowa law, AMHC is required to retain direct or indirect ownership and control of shares which carry the right to cast a majority of the votes entitled to be cast by holders of the outstanding capital stock of AmerUs Life.

           Prior to the initial public offering of the AmerUs Class A Common Stock in February 1997, AmerUs Group owned 11,706,511 shares of the AmerUs Class A Common Stock, and 5,000,000 shares of the Issuer's Class B Common Stock, no par value (the "AmerUs Class B Common Stock," and together with the AmerUs Class A Common Stock, the "AmerUs Common Stock"), representing all of the outstanding shares of common stock of the Issuer. In addition, AmerUs Group acquired 673,789 shares of AmerUs Class A Common Stock on December 19, 1997, as a result of the merger (the "Merger") of a wholly owned subsidiary of AmerUs ("Merger Sub"), with and into AmVestors Financial Corporation ("AmVestors"), pursuant to which each outstanding share of AmVestors Common Stock, including shares owned by AmerUs Group, were converted into the right to receive 0.6724 shares of AmerUs Class A Common Stock.

           On June 30, 1998, AmerUs Group gifted 20,000 shares of AmerUs Class A Common Stock to AmerUs Group Charitable Foundation.

           On December 2, 1998, AmerUs Group purchased 30,000 shares of AmerUs Class A Common Stock in a series of open market transactions for an aggregate of $690,000. AmerUs Group obtained the funds for these transactions from its working capital.

 ITEM 4.   PURPOSE OF TRANSACTION.

           (a)-(j) AmerUs is a direct subsidiary of AmerUs Group, which in turn is a wholly-owned direct subsidiary of AMHC. AmerUs Life is a wholly-owned direct subsidiary of AmerUs. As a result of such ownership, AMHC, AmerUs Group, the other subsidiaries of AmerUs Group and AmerUs and its subsidiaries, including AmerUs Life, have a variety of relationships, certain of which are summarized below. Certain of these relationships involve future commitments and others may be indicative of relationships
 which may be entered into from time to time in the future.   As used
 herein, "AmerUs Affiliated Group" means AMHC and its direct and indirect subsidiaries now or hereafter existing, other than AmerUs and its subsidiaries, and "AmerUs Control Group" means, collectively, AMHC and AmerUs Group.

           From time to time, AmerUs Group may acquire or dispose of shares of AmerUs Common Stock, depending on market conditions and other factors. Prior to the Merger, AmerUs Group announced its intention (depending on, among other things, market conditions and other factors) to expend up to an aggregate of $35 million to partially offset its dilution from the stock issuance in the Merger, through purchases of shares of AmVestors Common Stock in public or private transactions prior to the closing of the Merger and/or through purchases of shares of the AmerUs Class A Common Stock in public or private transactions following the shareholders' meetings held in connection with the Merger on December 18, 1997. Prior to such time, AmerUs Group expended an aggregate of approximately $21.9 million to acquire shares of AmVestors Common Stock.

 Ownership of Voting Interests of AmerUs

           As a result of the reorganization of AmerUs and its affiliates into a mutual insurance holding company structure, AMHC is required by Iowa law to own, directly or indirectly through one or more intermediate holding companies, shares of capital stock of AmerUs Life which carry the right to cast a majority of the votes entitled to be cast by all of the outstanding shares of the capital stock at a shareholders' meeting of AmerUs Life. In compliance with this requirement, all of the issued and outstanding shares of AmerUs Class B Common Stock are owned by AmerUs Group, a wholly-owned subsidiary of AMHC. AmerUs Group also owns a substantial number of shares of AmerUs Class A Common Stock. Additionally, AmerUs' Charter provides that no shares of its AmerUs Class B Common Stock may be owned by any person other than AMHC, a subsidiary of AMHC or another mutual insurance holding company or intermediate holding company as expressly authorized by Iowa law or by the Iowa Insurance Commissioner. Any proposed amendments to such provisions of the AmerUs Charter are subject to approval by the Iowa Insurance Commissioner and the Iowa Attorney General.

  AMHC's Policy with Respect to Corporate Opportunities

           AmerUs has been advised that AMHC has adopted a general policy with respect to certain corporate opportunities presented to AMHC. The implementation of such policy in any situation is expressly subject to any applicable regulatory, tax, contractual or legal restrictions as well as issues as to feasibility. Pursuant to such policy, so long as AMHC directly or indirectly owns at least 50.1% of the voting power of the outstanding common stock of AmerUs (the "Voting Control Period"), AMHC intends to first offer to AmerUs any corporate opportunity relating to the acquisition of any stock life insurance company or any company (other than a mutual insurance holding company) primarily engaged in owning a stock life insurance company. During the Voting Control Period, AMHC also intends to first offer to AmerUs any corporate opportunity primarily relating to a joint venture, partnership, or similar affiliation in the life insurance or annuity industry. During the Voting Control Period, in the event that AMHC merges with a mutual insurance holding company owning a stock life insurance company or a mutual insurance company is reorganized pursuant to Chapter 521A of the Iowa Code into a stock life insurance company subsidiary of AMHC, AMHC intends, if the other party to the transaction agrees, to offer AmerUs the corporate opportunity to combine such acquired company with AmerUs or a subsidiary thereof in exchange for appropriate consideration.

           Any combination would be on terms which are approved by a majority of the independent directors of AMHC and AmerUs and set forth in a written agreement between the parties. However, neither AMHC nor AmerUs is obligated to take any action which is not consistent with their respective fiduciary duties or applicable contractual, regulatory, tax or legal requirements. Moreover, the results of negotiations with parties interested in a potential transaction or other factors, such as feasibility or a desire to maintain the separate identities and assets of two insurers, may result in AMHC not presenting a potential transaction to AmerUs or a company acquired by AMHC not being combined with AmerUs or a subsidiary thereof.

           Under AMHC's policy, a corporate opportunity is considered to be a business opportunity in the life insurance and annuity business known to AMHC which AmerUs is legally and financially able to undertake, is of practical advantage to AmerUs and is one in which AmerUs has an interest or a reasonable expectancy. If AmerUs does not choose to pursue a corporate opportunity within a reasonable period after such opportunity is first presented to it, AMHC would not intend to afford AmerUs any further opportunity with respect to such potential transaction.

 AmerUs Intercompany Agreement

           AMHC, AmerUs Group and AmerUs have entered into an Amended and Restated Intercompany Agreement dated as of December 1, 1996 (the "AmerUs Intercompany Agreement"). The following summary of the AmerUs Intercompany Agreement (as defined below) does not purport to be complete and is qualified in its entirety by reference to such agreements.

                AMHC Consent to Certain Events. The AmerUs Intercompany Agreement provides that until the date on which the members of the AmerUs Control Group cease to control at least 50.1% of the combined voting power of the outstanding AmerUs Common Stock (the "Trigger Date"), the prior written consent of AMHC will be required for: (i) any consolidation or merger of AmerUs or any of its subsidiaries with any person (other than certain transactions involving wholly owned subsidiaries); (ii) any sale, lease, exchange or other disposition or any acquisition by AmerUs or any of its subsidiaries (other than transactions to which AmerUs and its wholly owned subsidiaries are the only parties), or any series of related dispositions or acquisitions, involving consideration in excess of $20 million; (iii) any change in the authorized capital stock of AmerUs or the creation of any class or series of capital stock of AmerUs, (iv) any issuance by AmerUs or any subsidiary of AmerUs of any equity securities or equity derivative securities, except (a) up to three million shares of AmerUs Class A Common Stock pursuant to employee and director stock option, profit sharing and other benefit plans of AmerUs and its subsidiaries, (b) the issuance of Preferred Stock which is not convertible or exchangeable into AmerUs Class A Common Stock and which only has voting rights required by law, (c) the issuance of shares of capital stock of a wholly owned subsidiary of AmerUs and
      (d) pursuant to the Transactions (defined as AmerUs's February 1997 initial public offering and any corporate AmerUs Reorganization or transaction undertaken in connection with the initial public offering to which AmerUs or any of its subsidiaries is a party); (v) the dissolution of AmerUs; (vi) transactions or a series of related transactions with affiliates of AmerUs (other than members of the AmerUs Affiliated Group) involving consideration in excess of $10 million, other than (a) the Transactions, (b) transactions on terms substantially the same as or more favorable to AmerUs than those that would be available from an unaffiliated third party and (c) transactions between or among any of AmerUs and its wholly owned subsidiaries; and (vii) any corporate action by AmerUs which would cause AmerUs or AmerUs Life to violate the requirements of Section 521A.14 of the Iowa Insurance Code (relating to mutual insurance holding companies).

                Equity Purchase Rights. AmerUs has agreed that, to the extent permitted by the New York Stock Exchange ("NYSE") so long as AmerUs is listed on NYSE, and so long as the AmerUs Control Group controls at least 50.1% of the combined voting power of the outstanding Common Stock of AmerUs, the AmerUs Control Group may purchase its pro rata share (based on its then current percentage equity interest in AmerUs) of any voting equity security issued by AmerUs (excluding any such securities offered in connection with any merger acquisition, exchange offer, employee and director stock option or other benefit plans, dividend reinvestment plans and other offerings other than for cash).

                Other. The AmerUs Intercompany Agreement provides that AmerUs will indemnify each member of the AmerUs Affiliated Group and each of their respective officers, directors, employees and agents against losses based on, arising out of or resulting from certain activities of AmerUs or its subsidiaries and certain other matters. AMHC agreed to indemnify AmerUs and its subsidiaries and each of their respective officers, directors, employees and agents against losses based on, arising out of or resulting from certain specifically identified matters. AmerUs Group and certain members of the AmerUs Affiliated Group have granted to AmerUs and certain of its subsidiaries, a non-exclusive, revocable license to use the AmerUs name and certain trademarks solely in connection with AmerUs' life insurance business and activities related to such life insurance business. AmerUs has granted to the AmerUs Control Group certain demand and "piggyback" registration rights with respect to shares of AmerUs Common Stock owned by it. AmerUs has agreed that all distribution arrangements in effect as of September 15, 1996 pursuant to which members of the AmerUs Affiliated Group distribute insurance products of AmerUs or its subsidiaries shall continue until the Trigger Date. Until the Trigger Date, AmerUs has agreed to provide to the AmerUs Affiliated Group certain management and administrative services.

 Additional Relationship

      AmerUs and AmerUs Life has entered into a variety of additional arrangements as described in AmerUs' periodic filings with the Securities and Exchange Commission, including asset and property management contracts, various limited partnership and joint venture agreements, various loan servicing agreements, marketing agreements, financing arrangements and various arrangements involving the purchase of loans and securitization thereof. All such relationships were made on terms which were intended to approximate arms' length transactions. In addition, AmerUs and AmerUs Life provide certain communications, tax, law department, accounting department, internal audit, administrative and data processing services to such other parties to the agreements, as requested.

           Except as disclosed in this Item 4, neither AMHC nor AmerUs Group has current plans or proposals which relate or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
 Schedule 13D.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           (a) As of the date hereof, the aggregate number of shares of AmerUs Class A Common Stock beneficially owned by AmerUs Group (directly) and AMHC (indirectly) is 12,390,165, representing approximately 48.56% of the outstanding shares of the AmerUs Class A Common Stock. As of the date hereof, AmerUs Group owns 5,000,000 shares of AmerUs Class B Common Stock, all of which are, subject to certain conditions, convertible within 60 days at AMHC's option into shares of AmerUs Class A Common Stock. If such shares were converted, as of the date hereof, the aggregate number of shares of AmerUs Class A Common Stock beneficially owned by AmerUs Group (directly) and AMHC (indirectly) would be 17,390,165, representing approximately 56.99% of then outstanding shares of the AmerUs Class A Common Stock. Information concerning beneficial ownership of AmerUs Class A Common Stock by officers and directors is set forth on Schedule 1.

           (b) AmerUs Group has sole power to vote and dispose of all of the AmerUs Class A Common Stock beneficially owned by it. There are no shares of the AmerUs Class A Common Stock with respect to which AmerUs Group has shared power to vote or direct the vote, or shared power to dispose or direct the disposition. There are no shares of the AmerUs Class A Common Stock with respect to which AMHC has sole or shared power to vote or direct the vote, or sole or shared power to dispose or direct the disposition. AmerUs Group has sole power to vote and dispose of 5,000,000 shares of AmerUs Class B Common Stock, representing all outstanding shares of such class. Information concerning beneficial ownership of AmerUs Class A Common Stock by officers and directors is set forth on Schedule 1.

           (c) Except as disclosed in Item 3, there have been no transactions in the AmerUs Class A Common Stock that were effected during the past sixty days by AMHC or AmerUs Group. Information concerning transactions in AmerUs Class A Common Stock by officers and directors is set forth on Schedule 2.

           (d)-(e)  Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           See Item 4.

           In addition, under the AmerUs Charter, AMHC and AmerUs Group, as beneficial holders of the shares of AmerUs Class B Common Stock, have the right to cast at least a majority of the votes of the outstanding shares of the capital stock of AmerUs, except where the AmerUs Charter or Iowa law require separate class votes. The foregoing description is qualified in its entirety by reference to the AmerUs Charter, which is incorporated herein by reference.

           By virtue of their control of a majority of the voting power of AmerUs, AmerUs Group (directly) and AMHC (indirectly) have the ability to appoint all of the members of AmerUs' Board of Directors. As noted on
 Schedule 1, several executive officers and directors of AmerUs also serve as executive officers and/or directors of AmerUs Group and AMHC.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

           The exhibits included as part of this Schedule 13D are those listed in the Index of Exhibits attached hereto.



                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              December 4, 1998
                              -----------------------------------
                              DATE


                              /s/ MICHAEL G. FRAIZER
                              -----------------------------------
                              NAME:  MICHAEL G. FRAIZER
                              TITLE: SENIOR VICE PRESIDENT AND
                                       CONTROLLER/TREASURER


                              AMERUS GROUP CO.





                               SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              December 4, 1998
                              -----------------------------------
                              DATE


                              /s/ MICHAEL G. FRAIZER
                              -----------------------------------
                              NAME:  MICHAEL G. FRAIZER
                              TITLE: SENIOR VICE PRESIDENT AND
                                       CONTROLLER/TREASURER


                              AMERICAN MUTUAL HOLDING COMPANY




                          INDEX TO EXHIBITS


 Exhibit No.    Description
 -----------    -----------
     1          Amended and Restated Agreement and Plan of Merger, dated as of September 19, 1997 and as amended and restated as of October 8, 1997, by and among the Issuer, AFC Corp. and
                AmVestors Financial Corporation ("AmVestors") (included as
                Annex I to the Joint Proxy Statement/Prospectus contained in the Issuer's Registration Statement on Form S-4,
                Registration Number 333-40065), is incorporated herein by reference.

     2 Amended and Restated Articles of Incorporation of the Issuer, filed as Exhibit 3.5 to the registration statement of the Issuer on Form S-1, Registration Number 333-12239, are incorporated herein by reference.

     3 Bylaws of the Issuer, filed as Exhibit 3.2 to the registration statement of the Issuer on Form S-1, Registration Number 333- 12239, are incorporated herein by reference.

     4 Amended and Restated Intercompany Agreement dated as of December 1, 1996, among American Mutual Holding Company, AmerUs Group Co. and the Issuer, filed as Exhibit 10.81 to the Issuer's registration statement on Form S-1, Registration Number 333-12239, is incorporated herein by reference.


                                 SCHEDULE 1

    DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN MUTUAL HOLDING COMPANY
                            AND AMERUS GROUP CO.

         The name, business address, principal occupation or employment of, and, to the knowledge of AMHC and AmerUs Group, the number of shares of AmerUs Class A Common Stock beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by each of the directors and executive officers of AMHC and AmerUs Group, including stock options which are exercisable within 60 days, is set forth below. Each individual is a citizen of the United States.


                                                            Number of Shares
                                                           of Amerus Class A
 Name                          Principal Occupation          Common Stock
 Business Address               or Employment              Beneficially Owned
 ----------------              --------------------        ------------------
 Roger K. Brooks  *           Chairman, President and         115,260.83
 699 Walnut Street            Chief Executive Officer
 Des Moines, Iowa             of AmerUs, AmerUs Group
                              and AMHC

 Victor N. Daley              Senior Vice President,          19,038.02
 699 Walnut Street            Chief Administration &
 Des Moines, Iowa             Human Resources Officer
                              of AmerUs, AmerUs Group
                              and AMHC

 Michael G. Fraizer           Senior Vice President,          19,099.78
 699 Walnut Street            Treasurer and Controller
 Des Moines, Iowa             of AmerUs, AmerUs Group
                              and AMHC

 Thomas C. Godlasky           Executive Vice President        36,954
 699 Walnut Street            and Chief Investment
 Des Moines, Iowa             Officer of AmerUs, AmerUs
                              Group and AMHC

 Marcia S. Hanson             Executive Vice President        1,000
 699 Walnut Street            of AmerUs and AmerUs
 Des Moines, Iowa             Group

 Sam C. Kalainov *            Chairman-Emeritus of            203,313.78
 699 Walnut Street            AmerUs Group and AMHC
 Des Moines, Iowa

 John R. Albers *             President and Chief             20,833
 9400 North Central           Executive Officer of
   Expressway                 Fairfield Enterprises,
 Suite 1250                   Inc.
 Dallas, Texas 75231

 Wesley H. Boldt **           President of Quality            0
 4401 Westown Parkway         Life Corporation
 Suite 305
 West Des Moines, Iowa 50266

 Joseph A. Borgen **          President of Des Moines         0
 2006 South Ankeny Blvd.      Area Community College
 Ankeny, Iowa  50021

 Malcolm Candlish *           Retired (Former Chairman        6,621
 465 Wells Way                of First Alert, Inc.)
 Osprey, Florida  34229

 Thomas F. Gaffney *          Managing Director of            11,133
 880 Carillon Parkway         Raymond James Capital,
 St. Petersburg,              Inc.
    Florida 33716

 John W. Norris, Jr. *        Chairman and Chief              3,131
 P.O. Box 799900              Executive Officer of
 Dallas, Texas 75379          Lennox International,
                              Inc.

 Jack C. Pester *             Senior Vice President           3,018
 Nine Greenway Plaza          of the Coastal Corporation
 Houston, Texas 77046

 --------------
 * Each of the indicated individuals serves as a director of AmerUs, AmerUs Group and AMHC.

 ** Each of the indicated individuals serves as a director of AmerUs Group and AMHC.




                                 SCHEDULE 2

    TRANSACTIONS IN AMERUS CLASS A COMMON STOCK WITHIN THE PAST 60 DAYS

         During the past sixty (60) days, to the knowledge of AMHC and AmerUs Group, the following shares of AmerUs Class A Common Stock were purchased (either directly or indirectly) in open market transactions by the directors or executive officers of AMHC and AmerUs Group. To the knowledge of AMHC and AmerUs Group, none of the directors or executive officers of AMHC or AmerUs Group sold any shares of AmerUs Class A Common Stock during the past sixty (60) days.


 NAME               DATE OF PURCHASE     QUANTITY    PRICE PER SHARE
 ----               ----------------     --------    ---------------
 Thomas Gaffney        10/1/98             3,000          $21.25
 Malcolm Candlish      10/8/98             3,000          $16.68
 Roger Brooks          10/9/98             3,000          $16.25
 Sam Kalainov          10/9/98             5,200          $18.07
 Michael Fraizer       10/12/98            5,000          $18.56
 Sam Kalainov          10/12/98           19,800          $18.53
 Roger Brooks          10/15/98            2,000          $16.49
 Roger Brooks          10/15/98              500          $16.81
 Roger Brooks          10/15/98              500          $16.90
 Roger Brooks          10/15/98              500          $16.93
 Roger Brooks          10/15/98            1,300          $17.12
 Roger Brooks          10/15/98              500          $17.37
 Roger Brooks          10/15/98              700          $17.44
 Roger Brooks          10/15/98              200          $17.62
 Roger Brooks          10/15/98            3,800          $17.74